Exhibit 99.1

 No.18/09

IAMGOLD ANNOUNCES ESSAKANE PROJECT AHEAD OF SCHEDULE & ON BUDGET;
GOLD RESERVES INCREASE BY 8% TO 3.37 MILLION OUNCES
WITH ADDITIONAL IN PIT RESOURCES AT FALAGOUNTOU

Toronto, Ontario, June 15, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced a construction update and an updated gold reserve and resource statement for its 90% owned Essakane gold project in Burkina Faso, West Africa. Probable Reserves increased by 8% or 245,000 ounces, to 3.37 million ounces and an additional 201,000 ounces of in-pit Indicated Resources from the nearby Falagountou deposit has also been defined.

Joseph Conway, President and Chief Executive Officer, commented, "Since acquiring Essakane in February this year and assuming control of the project, we have been working hard on evaluating opportunities for improvement. We are very pleased with construction progress to date and are projecting an earlier startup than previously announced. To be able to announce an 8% increase in Probable Gold Reserves, plus over 200,000 additional in pit resource ounces at Falagountou at this early stage demonstrates the ongoing growth and potential of this world class gold camp."

The increases in reserves and resources are due to added delineation drilling and improved mine design to convert mineral resources to mineral reserves as well as the application of a higher gold price. Approximately 40% of the extra reserves are attributed to the drilling and the rest are from the new gold price. All amounts are expressed in US dollars unless otherwise indicated. The updated reserve and resource statement has been calculated based on a gold price of $700 per ounce and a fuel price of $70 per barrel.

ESSAKANE MAIN ZONE MINERAL RESERVES & RESOURCES1

		Tonnes	Grade	Contained Ounces
June 15, 2009		(000)	(g/t)	(000)
100% BASIS	Probable Reserves	68,090	1.54	3,366
	Indicated Resources	80,225	1.50	3,864
	Inferred Resources	21,410	1.86	1,281

ATTRIBUTABLE	Probable Reserves	61,281	1.54	3,029
	Indicated Resources	72,203	1.50	3,478
	Inferred Resources	19,269	1.86	1,153

1 Indicated Resources are inclusive of Probable Reserves. Indicated Resources are unconfined and Inferred Resources are confined within the $700/oz Whittle shell.

CONSTRUCTION UPDATE

Construction progress at Essakane is ahead of schedule and on budget with initial production now expected in August 2010, to contribute up to an estimated 375,0002 ounces of gold in its first 12 months with lower than life of mine production costs. The Company is working on a new mining schedule and operating cost estimate based on the new block model and pit design. Project expenditures to date are $177 million with outstanding commitments of $59 million. The Company expects total capital expenditures of approximately $219 million in 2009 and $131 million in 2010, with a total capital cost for the project of $422 million.

The Company’s project development team has successfully transitioned and integrated the project since the acquisition in February 2009. They have assumed control of the project and modified the execution approach from external engineering, procurement and construction management contractors to owner managed construction activities.

IAMGOLD’s experience with owner managed construction projects provides an opportunity to continue to improve the schedule and budget for the Essakane project. The new project execution model advanced the schedule for the project from late 2010 to August 2010. The Company is continuing to identify further savings in capital and schedule.

RESERVES & RESOURCES

Essakane Main Zone
In 2008, to test extension of mineralization at depth, a further 27 drill holes were drilled for a total of 8,174 metres, increasing total drill metres on the Essakane Main Zone deposit to 169,043 metres.

Earlier this year, SGS Geostat Ltd. (“SGS Geostat”) was retained by IAMGOLD to provide an independent review of the resource model previously used for reserve and resource calculations at Essakane. They also incorporated new information including the additional drill holes and re-assays since the last update in May 2007 in the creation of a new block model. A larger block size (5m x 10m x 5m) was applied versus earlier models to conform to the planned mining approach and the selected mine equipment. Whittle optimization on the new block model, using Indicated Resources only, followed by detailed mine design based on the $700 Whittle shell was used to define the new Probable Reserves. The new design shows an 8% gain in gold ounces compared to the June 2008 design with higher ore tonnage (68.1 million tonnes new vs. 58.1 million tonnes old), lower grade (1.54 g/t new vs. 1.67 g/t old) and lower stripping ratio (2.36 new vs. 2.71 old).

To assess the upside potential beyond the defined reserve, optimized Whittle shells were generated using both the Indicated and Inferred Resources. At $700 per ounce the Indicated and Inferred Resources totaled 96.3 million tonnes of mineralized material averaging 1.60 grams of gold per tonne for 4.97 million ounces contained in that shell. The 2008 drilling program results were very positive, especially in the northern end of the pit, and constitute the bulk of the 421,000 additional Inferred Resource ounces in the present resource update. The 2008 drilling also confirmed that the deposit is still open at depth and presents an excellent opportunity to increase the reserve base through additional drilling programs.

Falagountou
The Falagountou deposit is located 9 km to the east of the Essakane Main Zone. Gold mineralization at Falagountou is characterised by a stockwork of quartz-carbonate and sulphide (Py, Po, As) veinlets at the contact of an intermediate/mafic intrusive with overlying sedimentary rocks (argillites).

The Falagountou resource model used a selective mining unit (SMU) block size of 5m x 5m x 5m, which is smaller than the Essakane Main Zone model. Gold grades were interpolated using the inverse distance squared (ID2) method.

2 Initial annual production on a 100% basis is estimated at 375,000 ounces per year due to higher grade, near surface, soft rock zones, reducing to an average of 315,000 ounces per year after approximately one year.

The Falagountou resource model incorporates the 5,190 metres of drilling completed in 2008 and is now based on information from close to 25,000 metres of drilling.

The optimization parameters are the same as for Essakane Main Zone with the inclusion of an incremental haulage cost for transporting the ore to the plant. The processing recoveries used are only assumptions and are not supported by test work but are indicative of the Essakane Main Zone recoveries. No geotechnical assessment has been conducted for Falagountou and slope angles assumed for the optimization are similar to Essakane. Similar to the Essakane Main Zone, a Whittle optimization was run on Falagountou Indicated blocks only and then a full pit design was carried out based on the $700 Whittle shell. This work yielded a pit containing 201,000 ounces of gold in the Indicated category: 4.0 million tonnes of ore with a grade of 1.55 grams per tonne at a waste to ore strip ratio of 3.28:1. The mineral resources presented for Falagountou cannot be classified as mineral reserves at this time until appropriate metallurgical test works and geotechnical assessment are completed.

Optimized Whittle shells were also generated using both the Indicated and Inferred Resources to test for resource upside within the current block model. At $700 per ounce the Indicated and Inferred Resources totaled 4.6 million tonnes of mineralized material averaging 1.57 grams of gold per tonne for 231,000 ounces contained in this shell. The upper contact of the intrusive body may have been down-faulted on the north side of the pit and additional exploration work is needed in that sector. The western portion of the deposit also appears favorable as the folding pattern could be repeated below aeolian sands covering portions of the area.

EXPLORATION

Work has started on a $2.3 million exploration program at Essakane that marks the beginning of a multi-year initiative. This program is independent of the mine construction and capital investment, and considered part of the Company’s near-mine exploration programs. Regional exploration work will commence on the 1,248 square kilometre concession block in Q4 2009 starting with 10,000 metres of aircore drilling on the projected extensions of known mineralized trends, and expanded regional survey coverage.

A full compliment of exploration professionals and support staff is currently on site, and are assisting the Development Team by executing a 13,450 metre condemnation drill program over key areas planned for surface installations. The combined reverse circulation and diamond drill program is designed to mitigate risk that might result from the construction of surface infrastructure over inadequately explored areas that may host mineralization. The condemnation drill program was initiated by IAMGOLD in response to a risk identified during the due diligence exercise on the Essakane purchase, and will also serve to provide valuable geologic and exploration information in proximity to the known mineralized zones.

PREPARING FOR PRODUCTION

In preparation for a successful ramp up to full production, efforts are underway while the project is in construction to begin building the operations team. A recruitment plan has been developed with an initial focus on recruitment of managerial and technical staff. A strong core of Burkinabe employees has already been hired and training and development of these personnel is proceeding well. The mining operations team is especially well advanced as Essakane has been using its mining fleet for construction of infrastructure elements like dams and roads.

The important commitment to relocate several villages, including a total of almost 3,000 houses, is well underway. The relocation program was developed in conjunction with the local population and community leaders. Five smaller villages have been relocated and construction of the main village, employing many local workers, is on track for completion in the fourth quarter of 2009. In parallel IAMGOLD has been steadily developing a strong relationship with government, local authorities and community leaders.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Qualified Person” responsible for the supervision of the preparation and review of the resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. The “Qualified Person” from SGS Geostat Ltd. responsible for reviewing the May 2007 resource model and building the new models with automatic classification is Michel Dagbert, Eng. The “Qualified Person” from G Mining Services Inc. responsible for the mine optimization and pit design was Louis-Pierre Gignac, Eng. Each are considered a “Qualified Person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified persons have verified the data disclosed, and data underlying the information or opinions contained herein.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in this press release such as “measured”, “Indicated” and “Inferred” “Resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by US registered companies in their filings with the SEC. US investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2007 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

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